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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 2)

                         Laurentian Capital Corporation
         ---------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.05 Par Value
         ---------------------------------------------------------------
                         (Title of Class of Securities)


                                    519256309
         ---------------------------------------------------------------
                                 (CUSIP Number)


                              James E. Evans, Esq.
                             One East Fourth Street
                             Cincinnati, Ohio 45202
                                 (513) 579-2536
         ---------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 13, 1995
         ---------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

    Check the following box if a fee is being paid with this statement [X].

                               Page 1 of 12 Pages

    CUSIP NO. 519256309             13D             Page 2 of 12 Pages

    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              American Financial Group, Inc.             31-1422526
              American Financial Corporation             31-0624874

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                              (b) [ ]

    3    SEC USE ONLY

    4    SOURCE OF FUNDS*
              See Item 5

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              Ohio corporations

    7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
         WITH:
         SOLE VOTING POWER
               - - -

    8    SHARED VOTING POWER
               7,587,398

    9    SOLE DISPOSITIVE POWER
               - - -

    10    SHARED DISPOSITIVE POWER
                7,587,398

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
                7,587,398

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                [ ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              100%

    14    TYPE OF REPORTING PERSON*
              HC
              HC

    CUSIP NO. 519256309             13D             Page 3 of 12 Pages

    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              American Annuity Group, Inc.               06-1356481

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                              (b) [ ]

    3    SEC USE ONLY

    4    SOURCE OF FUNDS*
              See Item 5

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware corporation

    7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
         WITH:
         SOLE VOTING POWER
               - - -

    8    SHARED VOTING POWER
               7,587,398

    9    SOLE DISPOSITIVE POWER
               - - -

    10    SHARED DISPOSITIVE POWER
               7,587,398

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
                7,587,398

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                [ ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              100%

    14    TYPE OF REPORTING PERSON*
              HC

    CUSIP NO. 519256309            13D             Page 4 of 12 Pages

    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              Carl H. Lindner
              Carl H. Lindner III
              S. Craig Lindner
              Keith E. Lindner

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                              (b) [ ]
    3    SEC USE ONLY

    4    SOURCE OF FUNDS*
             N/A

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              United States Citizens

    7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
         WITH:
         SOLE VOTING POWER
               - - -

    8    SHARED VOTING POWER
               - - -

    9    SOLE DISPOSITIVE POWER
               - - -

    10    SHARED DISPOSITIVE POWER
               - - -

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
               - - -

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                [ ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0.0%

    14    TYPE OF REPORTING PERSON*
              IN

    Item 1. Security and Issuer.

            This Amendment No. 2 to Schedule 13D is filed on behalf of American Financial Group, Inc. ("American Financial"), American Financial Corporation ("AFC"), American Annuity Group, Inc. ("AAG") and Carl H. Lindner, Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner (collectively, the "Lindner Family") (American Financial, AFC, AAG and the Lindner Family are collectively referred to as the "Reporting Persons"), to amend and update the Schedule 13D most recently amended on July 13, 1995, relative to the Common Stock, par value $.05 per share, ("Laurentian Common Stock"), issued by Laurentian Capital Corporation, a Delaware corporation ("Laurentian").

            As of November 15, 1995, the Lindner Family beneficially owned approximately 48% of the outstanding common stock of American Financial and American Financial beneficially owned (i) all of the common stock of AFC (approximately 79% of AFC's outstanding voting equity securities) and (ii) approximately 81% of the common stock of AAG. Through their ownership of common stock of American Financial and their positions as directors and executive officers of American Financial, the members of the Lindner Family may be deemed to be controlling persons with respect to American Financial, AFC and AAG.

            As a result of the transaction reported herein, AAG owns 100% of the Common Stock of Laurentian and no additional filings on Form 13D will be made. All capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Schedule 13D, as amended. Items not included in this amendment are either not amended or are not applicable.

    Item 3. Source and Amount of Funds or Other Consideration.

            See Item 5.

    Item 5. Interest in Securities of the Issuer.

             On November 13, 1995, AAG consummated the purchase of all outstanding Common Stock of Laurentian for approximately $106 million in cash and repaid approximately $45 million of Laurentian indebtedness. Approximately $90 million of the purchase price came from GALIC's funds available for investment. AAG funded the balance with the proceeds of the August 1995 rights offering (approximately $37 million), borrowings under its line of credit and cash on hand.

            Except as set forth in this Item 5, to the best knowledge and belief of the undersigned, no transactions involving Laurentian equity securities have been effected during the past 60 days by the Reporting Persons or by the directors or executive officers of American Financial, AFC or AAG.

    Item 7. Material to be filed as Exhibits.

            (1)      Agreement   required  pursuant   to  Regulation  Section
                     240.13d-1(f)(1)   promulgated   under   the   Securities
                     Exchange Act of 1934, as amended.

            (2) Powers of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.

            After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

    Dated:  November 27, 1995         AMERICAN FINANCIAL GROUP, INC.

                                      By: James C. Kennedy
                                          James C. Kennedy, Secretary

                                      AMERICAN FINANCIAL CORPORATION

                                      By: James C. Kennedy
                                          James C. Kennedy, Secretary and
                                            and Deputy General Counsel

                                      AMERICAN ANNUITY GROUP, INC

                                      By: Mark F. Muething
                                          Mark F. Muething, Senior Vice
                                            President, General Counsel
                                              and Secretary

                                     Carl H. Lindner *
                                     Carl H. Lindner

                                     Carl H. Lindner III *
                                     Carl H. Lindner III

                                     S. Craig Lindner *
                                     S. Craig Lindner

                                     Keith E. Lindner *
                                     Keith E. Lindner

    *       By James C. Kennedy, Attorney-in-Fact

    (Laurentian.#2)

    Exhibit 1
                                    AGREEMENT

            This Agreement executed this 1st day of June, 1995, is by and among American Premier Group, Inc. ("American Premier") and American Financial Corporation ("AFC"), both Ohio corporations, located at One East Fourth Street, Cincinnati, Ohio 45202, American Annuity Group, Inc. ("AAG"), a Delaware corporation located at 250 East Fifth Street, Cincinnati, Ohio 45202, and Carl H. Lindner ("CHL"), Carl H. Lindner III (CHL III), S. Craig Lindner ("SCL") and Keith E. Lindner ("KEL"), each an individual, the business address of each is One East Fourth Street, Cincinnati, Ohio 45202. CHL, CHL III, SCL and KEL are referred to herein collectively as the Lindner Family.

            WHEREAS, as of the date of this Agreement, American Premier owns 100% of the common stock of AFC and 81.4% of the common stock of AAG and the Lindner Family beneficially owns approximately 50.0% of American Premier's outstanding Common Stock and each member of the Lindner Family is a director and executive officer of American Premier and AFC;

            WHEREAS, the Lindner Family may be deemed to be the beneficial owner of securities held by American Premier, AFC, AAG and their subsidiaries pursuant to Regulation Section 240.13d-3 promulgated under the Securities Exchange Act of 1934, as amended;

            WHEREAS, American Premier, AFC and AAG and their subsidiaries from time to time must file statements pursuant to certain sections of
    the  Securities  Exchange  Act  of  1934,   as  amended,  concerning  the
    ownership of equity securities of public companies;

    ---------------------


            NOW THEREFORE BE IT RESOLVED, that American Premier, AFC, AAG and the Lindner Family, do hereby agree to file jointly with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by or on behalf of American Premier, AFC, AAG or any of their subsidiaries pursuant to Section 13(d), 13(f), 13(g), and 14(d) of the Securities Exchange Act of 1934, as amended.

                                      AMERICAN PREMIER GROUP, INC.
                                      AMERICAN FINANCIAL CORPORATION

                                      By:  /s/ James E. Evans
                                            James E. Evans
                                            Vice President & General Counsel

                                      AMERICAN ANNUITY GROUP, INC.

                                      By:  /s/ Mark F. Muething
                                            Mark F. Muething
                                            Senior Vice President, General
                                                 Counsel and Secretary

                                      /s/ Carl H. Lindner
                                      Carl H. Lindner

                                      /s/ Carl H. Lindner III
                                      Carl H. Lindner III

                                      /s/ S. Craig Lindner
                                      S. Craig Lindner

                                      /s/ Keith E. Lindner
                                      Keith E. Lindner

    Exhibit 2


                                POWER OF ATTORNEY



            I, Carl H. Lindner,  do hereby appoint James E.  Evans and James
    C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American
    Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

            IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                                      /s/ Carl H. Lindner
                                      Carl H. Lindner

                                POWER OF ATTORNEY



            I, Carl H. Lindner III, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

            IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                                      /s/ Carl H. Lindner III
                                      Carl H. Lindner III

                                POWER OF ATTORNEY



            I, S. Craig Lindner, do hereby appoint James E. Evans and  James
    C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

            IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                                      /s/ S. Craig Lindner
                                      S. Craig Lindner

                                POWER OF ATTORNEY



            I, Keith E. Lindner, do hereby appoint James E. Evans and  James
    C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

            IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                                      /s/ Keith E. Lindner
                                      Keith E. Lindner